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SEC FILE NUMBER
8-49263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RA Capital Associates LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11988 El Camino Real, Ste. 350
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kayla McDowell	(858) 704-3206	kayla@raca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>James Zehentbauer</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>RA Capital Associates LLC</u> , as of <u>12/31</u> , 2<u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Confidential Pursuant to Rule 17a-5(e)(3)

Title:
Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RA CAPITAL ASSOCIATES LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

DECEMBER 31, 2025

RA CAPITAL ASSOCIATES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Members
RA Capital Associates LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RA Capital Associates LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RA Capital Associates LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as RA Capital Associates LLC's auditor since 2025.
Norwell, Massachusetts
February 26, 2026



80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



RA CAPITAL ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$	503,174
Accounts receivable		76,565
Prepaid expenses		120,126
Property and equipment, net		192,459
Right-of-use-asset		404,461
Other assets		212,662
Total assets	$	1,509,447
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	114,950
Deferred revenue		37,143
Lease liability current		203,067
Lease liability long term		262,555
Total liabilities		617,715
Contingencies (Note 5)		
Members' equity		891,732
Total liabilities and members' equity	$	1,509,447

The accompanying notes are an integral part of this financial statement.

NOTE 1 – THE COMPANY

RA Capital Associates LLC (the "Company", formerly RA Capital Advisors LLC) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Segment Reporting

The Company operates as a single operating segment and has identified one of its principals as the chief operating decision maker ("CODM"). The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the segment are the same as described in the Company summary of significant accounting policies. The significant expenses of the segment are reported on the accompanying income statement of this report. The Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Revenue

Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2025, deferred revenue was $37,143.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. At December 31, 2025, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $254,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. During the year ended December 31, 2025, two clients accounted for 64% of total consultation and success fees. As of December 31, 2025, one client accounted for 52% of accounts receivable.

Accounts Receivable

The Company provides an allowance for credit losses equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of its accounts receivables. It is reasonably possible that the Company will write off the estimate of the allowance for credit losses as of December 31, 2025. As of December 31, 2025, the Company recorded $8,013 of unbilled receivables. Unbilled receivables are included in accounts receivable and are expected to be billed in the future. Accounts receivable amounted to $76,565 at December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities and deferred revenue approximate fair value because of the short-term nature of those instruments.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Tenant improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2025, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2020. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the Statement of Operations. The Company did not recognize any interest and penalties for the year ended December 31, 2025. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2025.

California enacted Assembly Bill No. 150, the Small Business Relief Act, which allows qualified pass-through entities ("PTEs") to elect to be taxed at the entity level. This election is effective

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

for tax years beginning on and after January 1, 2021 and before January 1, 2026. The California PTE tax is at a rate of 9.3% on the PTE's qualified net income. The Company made this election for the 2024 tax year. The Company reported a net loss for the year and did not make this election for the 2025 tax year.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2025:

Furniture & fixtures	$	101,041
Computer hardware		88,523
Tenant improvements		178,331
Total		367,895
Less: accumulated depreciation and amortization		(175,436)
Property and equipment, net	$	192,459

NOTE 4 – RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company has a facility lease primarily for the right to use office space. The lease is effective September 19, 2022, and expires February 29, 2028. The base rent is $17,141 per month during the first year and increases each year during the initial term, up to $19,872 for the last five months during the final year. The lease is subject to additional charges for common area maintenance and other costs. As of December 31, 2025, the right-of-use ("ROU") asset has a balance of $404,461.

Cash payments to be paid over two years and thereafter:

2026	$	226,456
2027		233,250
Thereafter		39,744
Total undiscounted lease payments	$	499,450
Less imputed interest		(33,828)
Total operating lease liability	$	465,622

The Company's lease liability is recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. When determinable for finance leases, the Company uses the rate implicit in the lease agreement. For the facilities lease, the Company used a discount rate of 6.3% to determine the present value of lease payments. Variable lease payments are expensed as incurred and are not included in the computation of the ROU asset or lease liability. As of December 31, 2025, the weighted average remaining lease term is 2.17 years. The Company's ROU asset is also recognized at the applicable lease commencement date.

NOTE 4 – RIGHT-OF-USE ASSET AND LEASE LIABILITY (continued)

The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. ROU asset is evaluated for impairment using the long-lived asset impairment guidance as required by the property, plant and equipment standard.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such options. Operating lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company's lease contracts may include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. The Company has elected not to recognize the ROU asset and lease liability for leases with a term of less than one year.

NOTE 5 – CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of business. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2025, the Company is not currently subject to any legal proceedings.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2025, the Company had net capital of $289,920 which was $278,180 in excess of the required minimum net capital. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.6 to 1.

NOTE 7 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 8 – MEMBERS' EQUITY

Effective January 1, 2025, the Company canceled two notes receivable from one of its members totaling $164,745, which had been disclosed as a subsequent event in the 2024 financial statements. The cancellation of the notes was accounted for as a capital transaction and is reflected in the statement of changes in members' equity.

During the year ended December 31, 2025, the Company received equity capital contributions from its members totaling $450,000, made in accordance with their ownership interests. The contributions were recorded as members' capital, considered permanent equity for net capital purposes, and subject to the withdrawal restrictions of SEC Rule 15c3-1.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, through the date that the financial statements were available to be issued, which was February 26, 2026.

As of December 31, 2025, the Company wrote off the remaining unreserved portion of a client's accounts receivable balance, with the remaining balance recognized through bad debt expense of $53,392, including $166 of unbilled client-related expenses.

The Company initially made a PTE election for the 2025 tax year for $192,720 but subsequently reversed and reclassified the payment to other assets, due to a net loss for the period.